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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

WM. WRIGLEY JR. COMPANY
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
982526 10 5
(CUSIP Number)
Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
Page 1 of 8 Pages

CUSIP NO. 982526 10 5	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS William Wrigley, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		Has sole voting power over 1,541,188 shares of Common Stock and 868,522 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Has shared voting power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Has sole dispositive power over 581,188 shares of Common Stock and 28,522 shares of Class B Common Stock.

WITH	10	SHARED DISPOSITIVE POWER

Has shared dispositive power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,019,924 shares of which 25,454,175 shares are Class B Common Stock convertible into Common Stock.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Pursuant to Rule 13d-3(d)(1)(i)(B), deemed to own 14.0% of the issued and outstanding Common Stock, which includes 44.3% of Class B Common Stock convertible into Common Stock.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 982526 10 5	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Wrigley Private Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Has shared voting power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Has shared dispositive power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,610,214 shares of which 24,585,653 shares are Class B Common Stock convertible into Common Stock.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Pursuant to Rule 13d-3(d)(1)(i)(B), deemed to own 13.1% of the issued and outstanding Common Stock, which includes 42.8% of Class B Common Stock convertible into Common Stock.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP NO. 982526 10 5	13D	Page 4 of 8 Pages
     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-10, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 2. Identity and Background.
     This Amendment No. 11 to Schedule 13D is being filed jointly by William Wrigley, Jr. and Wrigley Private Trust Company (“WPTC”) to reflect that WPTC is now an additional reporting person under this Schedule 13D. The required information under Item 2 for WPTC is as follows:

(a)	Name of Person Filing:	Wrigley Private Trust Company (“WPTC”)

(b)	Organization:	WPTC is a South Dakota trust company, the executive officers and directors of which are:
1.	William Wrigley, Jr. — President and Chairman of the Board of Directors of WPTC and a beneficiary and sole trustee of a trust which is the sole stockholder of WPTC. Mr. Wrigley, Jr. is a director, Executive Chairman and Chairman of the Board of the Issuer, and his business address is 410 North Michigan Avenue, Chicago, IL 60611.

2.	Richard Ungaretti — Director of WPTC. Mr. Ungaretti is a partner of Ungaretti & Harris LLP and his business address is 3500 Three First National Plaza, 70 West Madison Street, Chicago, IL 60602.

3.	Ronald F. Williamson — Director of WPTC. Mr. Williamson is a principal of Williamson Management Group, Inc. and his business address is 300 N. Dakota Avenue, Sioux Falls, SD 57104.

4.	L. D. Andrews — Director of WPTC. Mr. Andrews is self-employed and his residential address is 1300 S. Main Avenue, Sioux Falls, SD 57105.

5.	Pierce H. McDowell III — Director of WPTC. Mr. McDowell is the owner of South Dakota Trust Company LLC and his business address is 309 S. Phillips Avenue, Suite 201, Sioux Falls, SD 57105.

6.	Lucy Surchik — Vice President, Secretary and Treasurer of WPTC. Ms. Surchik is Vice President of Wrigley Management, Inc. and her business address is 400 North Michigan Avenue, Chicago, IL 60611.
None of the executive officers and directors of WPTC has during the last five years (i) been convicted in a criminal proceeding (excluding traffic

CUSIP NO. 982526 10 5	13D	Page 5 of 8 Pages
violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the executive officers and directors of WPTC are United States citizens.

(c)	Principal Business:	Providing trust and administrative services to trusts for the benefit of members of the Wrigley family, which for the purposes hereof, include William Wrigley, Jr. and Philip K. Wrigley.

(d)	Address:	309 South Phillips Ave., Suite 210
Sioux Falls, SD 57104

(e)	Prior Criminal Convictions:	None.

(f)	Prior Civil Proceedings with	None.
Respect to Federal or State Securities Laws:
Item 4. Purpose of Transaction.
     A revocable trust for the benefit of Mr. Wrigley, Jr. owns all of the outstanding stock of WPTC . Mr. Wrigley, Jr. is the sole trustee of this trust.
     Prior to the appointment described below, Mr. Wrigley, Jr. was the sole trustee of certain trusts for the benefit of his brother, Philip K. Wrigley and himself that have as assets shares of Common Stock and Class B Common Stock. On October 24, 2007, Mr. Wrigley, Jr. resigned as trustee of these trusts, exercised his right of substitution and appointed his affiliate, WPTC, as the successor trustee. In doing so, Mr. Wrigley, Jr. retained the right to remove WPTC as trustee and appoint a successor trustee which could include himself. Mr. Wrigley, Jr., through his personal trust, also has the power to remove any director of WPTC and elect new directors. Mr. Wrigley, Jr. is a director of WPTC along with four other directors.
     As the trustee of these trusts, WPTC became the record owner of 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock that the trusts hold. Mr. Wrigley, Jr. made this appointment to facilitate the administration of the trusts and for estate planning purposes.
     Mr. Wrigley, Jr. no longer has sole voting and dispositive power, but now shares with WPTC voting and dispositive power (prior to the disclaimer of beneficial interest as described below) over the shares of Common Stock and Class B Common Stock that these trusts hold.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 8,565,749 shares of Common Stock, representing 3.9% of the issued and outstanding shares of Common Stock, and 25,454,175 shares of Class B Common Stock, representing 44.3% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 7,211,816 shares of Common Stock and 9,813,407 shares of Class B

CUSIP NO. 982526 10 5	13D	Page 6 of 8 Pages
Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley, Jr. is deemed to beneficially own 34,019,924 shares of Common Stock, representing 14.0% of the issued and outstanding shares of Common Stock, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock (but not giving effect to the assumed conversion of the other outstanding shares of Class B Common Stock). Assuming conversion of all outstanding shares of Class B Common Stock (including those beneficially owned by Mr. Wrigley, Jr.) the 34,019,924 shares of Common Stock deemed beneficially owned by Mr. Wrigley, Jr. would represent 12.4% of the deemed issued and outstanding shares of Common Stock. The ownership percentages set forth herein are based upon 216,808,355 shares of Common Stock and 57,483,660 shares of Class B Common Stock outstanding as of July 31, 2007, as reported in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2007.
     WPTC is the beneficial owner of 7,024,561 shares of Common Stock, representing 3.2% of the issued and outstanding shares of Common Stock, and 24,585,653 shares of Class B Common Stock, representing 42.8% of the issued and outstanding shares of Class B Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, WPTC is deemed to beneficially own 31,610,214 shares of Common Stock, representing 13.1% of the issued and outstanding shares of Common Stock, after giving effect to the assumed conversion by WPTC of the shares of Class B Common Stock (but not giving effect to the assumed conversion of the other outstanding shares of Class B Common Stock). Assuming conversion of all outstanding shares of Class B Common Stock (including those beneficially owned by WPTC) the 31,610,214 shares of Common Stock deemed beneficially owned by WPTC would represent 11.5% of the deemed issued and outstanding shares of Common Stock.
     Mr. Ungaretti, a director of WPTC, is the beneficial owner of 200 shares of Common Stock and 50 shares of Class B Common Stock, over which shares he has sole voting and dispositive power.
     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	1,541,188 shares of Common Stock 868,522 shares of Class B Common Stock

Shared voting power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock

Sole dispositive power:	581,188 shares of Common Stock 28,522 shares of Class B Common Stock

Shared dispositive power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock
     The number of shares as to which WPTC has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	0 shares of Common Stock 0 shares of Class B Common Stock

Shared voting power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock

CUSIP NO. 982526 10 5	13D	Page 7 of 8 Pages

Sole dispositive power:	0 shares of Common Stock 0 shares of Class B Common Stock

Shared dispositive power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock
     (c) None, except as described in Item 4 above.
     (d) Both Mr. Wrigley, Jr. and his brother, Philip K. Wrigley, have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. or WPTC is trustee. Santa Catalina Island Company, a Delaware corporation (“SCI Co.”), has an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares owned by SCI Co. over which Mr. Wrigley, Jr. holds an irrevocable proxy to vote such Shares (but over which Mr. Wrigley, Jr. has no investment or dispositive power).
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

1.	Joint Filing Agreement dated as of October 24, 2007 between William Wrigley, Jr. and Wrigley Private Trust Company (filed herewith).

CUSIP NO. 982526 10 5	13D	Page 8 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2007

/s/ William Wrigley, Jr.
William Wrigley, Jr.

WRIGLEY PRIVATE TRUST COMPANY
By:	/s/ Lucy Surchik
	Name:	Lucy Surchik
	Title:	Vice President